Via Facsimile and U.S. Mail
Mail Stop 03-09

	April 1, 2005

Chemokine Therapeutics Corp.
6190 Agronomy Road, Suite 405
University of British Columbia
Vancouver, BC V6T 1Z3

RE: 	Chemokine Therapeutics Corp.
	Registration Statement on Form SB-2
      Filed March 24, 2005
Registration No. 333-123572

Dear Sir or Madam:
      This is to advise you that we have undertaken a limited review of the above referenced registration statement and have the following comment.
1. On the registration statement cover page, you state that the prospectus contained in this registration statement shall be the prospectus for registration statement 333-117858. If you want to amend the prospectus pertaining to that registration statement, you should amend that registration statement. Alternatively, if the same shares offered under that registration statement are being offered as part of this registration statement, you could use this registration only in connection with the offering of those shares and utilize Rule
429.  Please revise and advise.

2. The selling stockholder table contains negative beneficial ownership in some cases. We do not understand why. Please revise the selling stockholder table to comply fully with Item 507 of Regulation S-K and name the natural persons who have sole or shared voting and investment power as to the securities held by each entity listed in the table.

3. All future amendments to the registration statement should be signed by your principal executive officer, principal financial officer and either your principal accounting officer or controller.
Please revise.


*	*	*

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      Please contact Michael Reedich at (202) 942-1815 or to me at
(202) 942-1840.


								Sincerely,



								Jeffrey Riedler
								Assistant Director


cc:	Russell R. Frandsen, Esq.
	Squire, Sanders & Dempsey L.L.P.
	801 South Figueroa Street, 14th Floor
	Los Angeles, CA 90017

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